FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2019

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes                             No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                             No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                             No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Issuance of notes in the framework of the Global Negotiable Obligations Program for up to a total outstanding amount of US $ 1,500,000,000 (or its equivalent in other currencies or units of value)

Buenos Aires, February 15, 2019

Securities and Exchange Commissions

Material Event – Issuance of notes under the in the framework of the Global Negotiable Obligations Program for up to a total outstanding amount of US $ 1,500,000,000 (or its equivalent in other currencies or units of value)

In our consideration:

We inform you that the Board of BBVA Banco Francés S.A. at its meeting yesterday, approved in the framework of the Global Negotiable Obligations Program for up to a total outstanding amount of US $ 1,500,000,000 (or its equivalent in other currencies or units of value), the issuance and placement by public offering of the Negotiable Obligations for a nominal value that will not exceed AR$ 3,000,000,000, and that will be determined in a timely manner by any of the sub-delegates, together with the other issue conditions.

Sincerely

BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: February 15, 2019	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Executive Officer